EXHIBIT 23







INDEPENDENT AUDITORS' CONSENT


     We consent to the incorporation by reference in Registration Statement Nos. 333-54998 and 333-113995 on Form S-3 and Registration Statement Nos. 2-80776, 33-2139, 33-7901, 33-15062, 33-43635, 33-62799, 33-59803, 333-82157, 333-82161,
333-87773 and 333-73194 on Form S-8 of Albertson's, Inc. and subsidiaries of our report dated March 25, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to changes in methods of accounting for goodwill, closed stores and vendor funds and to the stock purchase agreement the Company entered into with J Sainsbury plc and JS USA Holdings Inc. to acquire all of the outstanding capital stock of the entities which conduct J Sainsbury plc's U. S. retail grocery store business) appearing in this Amendment No. 1 to Annual Report on Form 10-K/A of Albertson's, Inc. and subsidiaries for the year ended January 29, 2004.



Deloitte & Touche LLP
Boise, Idaho
April 1, 2004